

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 3, 2013

Stephen H. Bier, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Re: Avenue Income Credit Strategies Fund ("Fund")
      Registration Statement on Form N-2
      File Numbers 333-187149; 811-22485

Dear Mr. Bier:

        Pursuant to Release No. IC-13768 and in reliance upon the
representations contained in your letter dated March 8, 2013, we performed
a limited review of the registration statement referenced above and have the
following comments. Capitalized terms not defined herein shall have the
meanings set forth in the registration statement. Whenever a comment is
made in one location, it is considered applicable to all similar disclosure
appearing elsewhere in the registration statement.

Registration Statement

1.   In your response letter, discuss the consideration that the Fund's
Board of Directors gave to the determinations and findings set forth in
Release No. IC-9932.

2.   In your response letter, describe the Fund's plans regarding registering
rights under the Securities Exchange Act of 1934.

Prospectus

Cover Page

3.   In your response letter, confirm that the Offer will entitle the Fund's
record date Common Shareholders to purchase one new Common Share for
a maximum of every three Rights held.

4.	Each bold face paragraph, as well as the pricing table, which currently appear on page 2, must instead be presented on the outside front cover page of the prospectus.

Pricing Table

5.	Provide footnote disclosure that identifies the estimated total and per share dollar amount of any other fees and expenses of the Offer that the Fund's Common Shareholders will bear directly or indirectly. In this regard, also include such amounts in the estimated per share and total dollar amount of proceeds to the Fund after deduction of such fees and expenses.

6.	In your response letter, confirm that all payments for structuring fees, additional compensation, or solicitation incentives will not extend beyond the Fund's initial Offer period. File all such agreements relating to the payment of such amounts as exhibits to the registration statement.

7.	In your response letter, explain why it is appropriate to characterize the "sales load" as such. In this regard, explain the basis for the imposition of a sales load on the subscription price and describe the sales effort involved with a rights offering.

Purpose of The Offer (page 6)

8.	Include, as part of the background discussion of the purpose of the Offer, a brief summary of the salient terms of the Fund's 2012 rights offering. Also disclose whether the Fund may make future offerings of rights to subscribe for its Common Shares.

9.	Disclose whether, in making its determination that the Offer is in the best interests of the Fund and its Common Shareholders, the Board considered the Fund's 2012 rights offering.

10.	Expand the last paragraph of this section to clarify that all of the costs of the Offer will be borne by the Fund's Common Shareholders whether or not they exercise their Rights.

Leverage (page 15)

11.	Disclose the name of the lender with whom the Fund has entered into the Credit Facility. Also file the Credit Facility agreement as an exhibit to the registration statement. We note that Part C identifies a credit facility, but are uncertain whether it is current or not.

Fund Expenses (page 29)

12.   We note that the Find's current expense reimbursement agreement will expire on February 28, 2014. Will the reimbursement agreement be extended for at least 12 months from the effective date of the prospectus and filed as an exhibit?   If not, why not? We may have further comment.

13.   The headings for the columns "Annual expenses" and "As a Percentage of Net Assets Attributable to Shares" should be combined under the heading "Annual Expenses (as a percentage of net assets attributable to common shares)."

14.   In your response letter, explain why the expense that is currently identified as a "Sales load" is not more properly characterized as an operating expense of the Fund. See Section 2(a)(35) of the Investment Company Act of 1940.

15.   Expand the last sentence of footnote (3) to clarify that the "interest expense on bank borrowings" fee table line item includes the expected interest expense on the maximum amount to which the Fund intends to borrow during the next twelve months.

16.   In your response letter, provide support for the appropriateness of the assumption set forth in footnote (6) that the Offer will be fully subscribed.

17.   We note from footnote (7) that the Fund may be "liable" to the Adviser to repay reimbursed amounts under the current reimbursement agreement. Because the Fund apparently is required to repay the Adviser, describe, in your response letter, the Fund's current plans to record as a liability on its financial statements the amounts that are reimbursed from the Adviser.

18.   We note the absence of the Acquired Fund Fees & Expenses ("AFFE") line item from the Fund's fee table. Please confirm to us in your response letter that any AFFE applicable to the Fund are less than one basis point and have been included in Other Expenses or revise the disclosure to reflect AFFE in the table under its own separate caption.

19.   To the extent applicable, confirm in your response letter that all expenses associated with reverse repurchase agreements are reflected in the Fund's fee table presentation.

20.   In your response letter, confirm that estimates of all of the costs and expenses for which the Fund will reimburse the Adviser, the Dealer Manager,

Selling Group Members, Soliciting Dealers and others are included in the prospectus fee table and expense example presentation.

21.   In your response letter, confirm that the types of leverage, as well as their associated expenses, assumed in footnotes (3) & (4) reflect the likely composition of types and expenses of leverage that the Fund intends to employ during the next twelve months.

22.   Expand footnote (4) to clarify why the use of the Fund's January 27, 2011 commencement of operations date is appropriate.

Description of Common Shares (page 43)

23.   Revise the information contained in the table on page 45 to conform to the requirements of Instructions 4 & 5 to Item 8.5.b.of Form N-2.

Distribution Arrangements (page 89)

24.   Please confirm to the staff whether FINRA has approved the terms of the Dealer Manager Agreement for the Fund's Offer.

25.   File, as exhibits to the registration statement, all agreements in respect of the services to be rendered and the compensation to be paid pursuant to the arrangements described in this section and under "Compensation to Dealer Manager."

Compensation to Dealer Manager (page 90)

26.   Disclose the difference in the services to be provided under the various arrangements identified in this section and the services to be provided in respect of the sales load and offering expenses that the Fund and its Common Shareholders will pay in connection with the sale and distribution of the Fund's Rights and Common Shares.

Statement of Additional Information

Management of the Fund (page 12)

27.   In your response letter, reconcile the designation of Ms. Julie Dien Ledoux as an independent trustee of the Fund with the information contained in asterisked footnote appearing on page 19.

Part C

Signatures

28.   Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed the Fund's principal accounting officer or comptroller.

Closing

29.   If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

30.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

31.   Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

32.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

33.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

34.   You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

 FOR

Dominic Minore
Senior Counsel